Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Goldman Sachs, Basic Materials Conference in New York — May 24, 2006

[Slide 1 — Title Slide]

Thank you. Good afternoon, ladies and gentlemen, and thank you to the team at Goldman Sachs for this opportunity to speak here today.

[Slide 2 — Forward-Looking Information]

Before I begin, please note that we will be making forward-looking statements during this presentation and I would caution you that by their nature they involve risk and uncertainty.

[Slide 3 — Agenda]

Unless otherwise noted, all amounts in this presentation are in U.S. dollars.

To begin I'd like to provide a brief overview of Falconbridge to put our company in context, and then discuss the two acquisition proposals that have been initiated for our company. I will then review our business in greater detail, which I hope will facilitate an understanding of the implications of each of these proposals.

[Slide 4 — Falconbridge Highlights]

Falconbridge is a leading copper and nickel producer, with integrated zinc and aluminum operations. Based on forecast 2006 refined production levels, we rank fourth in the world in copper, fourth in nickel, fifth in zinc and supply 10% of U.S. primary aluminum production.

In 2005, we reported net earnings of more than $870 million and EBITDA was $2.4 billion. In the first quarter of 2006, earnings exceeded $460 million and EBITDA was over $900 million, significantly higher than the first quarter of last year. As we reported last week, earnings were $238 million and EBITDA was approximately $450 million for the month of April 2006, compared to $81 million and $150 million, respectively, for the month of April 2005. This strong financial performance demonstrates Falconbridge's ability to deliver production during times of rising metals prices and also shows the major cash-generation potential of our company.

At April 30, 2006, the book value of Falconbridge's assets was $13 billion and our market capitalization exceeded $18 billion as of May 17, 2006.

[Slide 5 — Operations around the World]

Falconbridge is a geographically diversified organization. We have operations and processing facilities in 18 countries. Our primary focus is on long life copper and nickel mines — with most of our operations and projects located in North and South America. In addition to copper and nickel, we are an integrated producer of zinc and aluminum. We have an excellent portfolio of high return, low-risk brownfield projects, as well as world-class greenfield opportunities — particularly in copper and nickel.

[Slide 6 — Strategic Focus]

Over 85% of our assets are copper and nickel and approximately 80% of our revenue comes from copper and nickel.

[Slide 7 — Production Outlook]

We achieved a number of production records in 2005, and as you can see from our production forecast, we expect to surpass those production levels for each of our metals in 2006.

[Slide 8 — Falconbridge — Subject of Two Takeover Offers]

That provides a quick overview of Falconbridge, and I'd now like to discuss the two proposals that have been made to acquire our company.

[Slide 9 — Inco's Revised Offer for Falconbridge]

On October 11 of last year, Inco made an offer to acquire 100% of Falconbridge in a cash and stock deal and on May 13 of this year improved their offer by increasing the cash component. Under the current offer, assuming equal proration, each Falconbridge share would be exchanged for Cdn$12.50 in cash and 0.524 of an Inco share. Based on Friday's share price, this proposal is worth Cdn$49.27 per Falconbridge share. In October we entered into a support agreement with Inco, however our Board of Directors can change its recommendation in the event that the company receives a superior proposal. I will discuss the support agreement in greater detail later in this presentation.

[Slide 10 — Xstrata's Offer for Falconbridge]

On May 17, Xstrata made an all cash offer of Cdn$52.50 for each Falconbridge common share, which values Falconbridge at approximately Cdn$20 billion. Since this offer was just made, our Board is currently in the process of reviewing this proposal and will provide a formal response shortly.

[Slide 11 — Summary of Offers]

In assessing both of the offers it is necessary to come to a view of the value of Falconbridge on a standalone basis to determine if a cash offer of Cdn$52.50 per share is appropriate. Because Xstrata's offer is cash, our shareholders would no longer have an opportunity to continue to participate in development of Falconbridge and would have to take this into account.

In assessing the quality of the Inco offer it is necessary to both have a perspective on Falconbridge and also on what the New Inco would look like. Shareholders would have an ongoing ownership in the new company, which would allow them to maintain their exposure to the industry and participate in the earnings, growth and synergies that could be realized.

To help this analysis, I plan to spend the balance of this presentation discussing the position of Falconbridge and also make some comments on the Inco-Falconbridge combination.

I won't spend time discussing the Xstrata offer since cash is easy to understand.

[Slide 12 — Why is There Interest in Falconbridge?]

So why the interest in Falconbridge...

[Slide 13 — Markets]

First you have to look at the metals we are in and how the markets have performed. You have already heard market updates from a number of other companies today so I will keep my comments brief.

This run in metal prices has been impressive. While there is no doubt that the involvement of investment funds has had a significant impact, this interest in metals is based on, and supported by, very solid fundamentals.

We are seeing many bullish drivers coinciding at the same time, including synchronized world economic growth, robust physical demand, inventories at critically low levels, new supply constraints, and the increasing flow of fund buying.

[Slide 14 — Metals Markets Summary]

We believe that the positive outlook for both our industry and this company remains intact and underpinned by solid fundamentals. We expect prices to be extremely volatile in the short term, but looking out over the next five to ten years, we continue to expect prices to remain at levels where, as a company, we should continue to have excellent profitability.

[Slide 15 — Operations and Growth Opportunities]

Turning to our operations and growth opportunities.

We are focused on maximizing the metal we produce from our current operations and developing a number of high quality growth opportunities. I'd like to update you on some of these initiatives, starting with copper.

[Slide 16 — Copper]

Our copper business comprises mining and metallurgical assets concentrated primarily in North and South America.

[Slide 17 — Copper]

Falconbridge is the fourth-largest refined copper producer based on estimates for 2006. Our long-life, low cost mines combined with our technologically advanced processing facilities make Falconbridge an integrated copper producer that is able to mitigate the effects of market volatility in treatment costs.

In 2005, we mined 462,000 tonnes of copper and we are on track to exceed this level in 2006. Operating cash costs in the copper business unit decreased from $0.35 in the first quarter of 2005 to $0.30/lb. in the first quarter of 2006, mainly as a result of higher zinc and molybdenum by-product credits.

I will now describe some of the opportunities we have to expand this solid production base.

[Slide 18 — Collahuasi]

Collahuasi in Chile has a mine life of over 40 years. Falconbridge owns 44%. A mine transition and expansion was completed at Collahuasi in 2004 and while it is now operating at design capacity, the eighteen month ramp-up period experienced typical start up hiccups. A number of debottlenecking initiatives are under review to increase mill throughput from a design of 110,000 tonnes per day to over 150,000 tonnes per day. We are assessing further expansion into a high grade zone called Rosario West, approximately 250 metres south of where we are currently mining.

[Slide 19 — Antamina]

Antamina, our 33.75% joint-venture copper/zinc mine in Peru, is another world-class asset in the Falconbridge portfolio. It is a producer of copper and zinc, with substantial molybdenum and silver recoveries. At Antamina, the addition of a pebble crusher currently under review will further increase production rates.

[Slide 20 — Lomas Bayas]

At Lomas Bayas, our SX/EW copper mine in Chile, analysis of the neighbouring Fortuna de Cobre resource continues with the completion of an exploration tunnel and ongoing metallurgical testwork.     Conceptual studies on how to optimize the development of Fortuna de Cobre and integrate production with Lomas Bayas have been completed and we expect to make a development decision later this year.

[Slide 21 — Kidd Creek]

Kidd Creek's transition to the newly developed Mine D is improving operational stability and predictability at this northern Ontario operation. This graph shows increases in ore milled between 2003 and the forecast rate in 2007. Notice how that corresponds to higher volumes of contained metal produced over the same time period. Our ability to increase production of copper and zinc during a time of high metal prices has resulted in a positive and increasing contribution from Kidd Creek to our overall earnings. The Mine D transition should be completed by the end of 2006.

[Slide 22 — El Morro]

In addition to these brownfield expansions, we have two Greenfield projects in copper. El Morro, in Chile, is a large copper/gold resource with 466 million tonnes of 0.61% copper and 0.50 g/MT gold which would support annual production of 160,000 tonnes of copper and 360,000 ounces of gold. As you can see in the table, grades at El Morro compare quite favourably to other operations. Scoping studies have been completed and we are now advancing the feasibility study.

[Slide 23 — El Pachón]

El Pachón, in Argentina, is another copper greenfield project in the Falconbridge pipeline. Measured and indicated resources are estimated at more than 700 million tonnes grading 0.65% copper and 0.02% molybdenum.

Copper production is expected to start at 275,000 tonnes per year for the first four years before leveling off at 175,000 tonnes per year for the remaining 19 years.

[Slide 24 — Copper Growth Potential]

From the previous list of copper projects, and from the incremental expansions we are planning, you can see that Falconbridge has the potential to more than double its copper production. These are just our copper growth opportunities. We have a solid production base and growth opportunities in nickel as well.

[Slide 25 — Nickel Map]

Our nickel business is also geographically diversified, with operations and projects in Canada, the Dominican Republic, Norway, Africa and New Caledonia.

[Slide 26 — Nickel]

Falconbridge is the world's fourth-largest producer of refined nickel. We have a portfolio of long-life mines and our operations are fully integrated. Our cash costs for our integrated nickel operations increased to $2.60 per pound in the first quarter of 2006 compared to $2.51 in the first quarter of 2005.

Besides our existing platform, we have a number of brownfield and greenfield development opportunities in nickel.

[Slide 27 — Nickel Rim South]

At our Nickel Rim South project in Sudbury, we have a high-grade, 13.4 million tonne resource with over 1.5% nickel, 3.3% copper and significant platinum, palladium and gold. When completed in 2009, Nickel Rim will help extend Sudbury operations by an additional 20 years.

[Slide 28 — Raglan]

At our Raglan mine located in Northern Quebec, the first phase of an optimization project has been completed, increasing mill throughput to one million tonnes annually. The next target is an annual production rate of 1.3 million tonnes milled per year. This will be achieved by further mill optimization and plant debottlenecking. Raglan is also benefiting from our successful exploration program, where year after year we continue to more than replace the ore that we mine.

In addition to our nickel brownfield expansion opportunities Falconbridge also has two significant nickel greenfield projects underway.

[Slide 29 — Koniambo]

Koniambo is a world-class ferronickel deposit located in New Caledonia — we own 49% and our local partner, SMSP, owns the other 51%. This is an outstanding deposit where we have identified 62.5 million tonnes of reserves at 2.40% nickel and 156 million tonnes of inferred resources at 2.2% nickel so far. Nickel will be extracted as ferronickel using technology similar to that used at our Dominican Republic operations. There is also a limonite deposit of 100 million tonnes, available for future exploitation.

Work on this world-class deposit is focussing on detailed engineering, site preparation and the finalization of the required operating and construction permits. Production of 60,000 tonnes per year of nickel is expected to begin in 2009/2010.

[Slide 30 — Kabanga]

Kabanga is a nickel deposit located in northwestern Tanzania. Falconbridge is in a 50-50 joint venture on this project with Barrick Gold. Drilling continues to upgrade the resource to measured and indicated categories and to define the boundaries of the deposit. A scoping study, completed in the first quarter of 2006, shows Kabanga has the potential to produce 30,000 tonnes of nickel per year.

[Slide 31 — Brazil]

On the exploration front, we have an extensive program in Para State in Northern Brazil where we have announced a preliminary inferred resource estimate for two significant new nickel laterite deposits. This is an early-stage discovery where results to date have been promising. Drilling continues to delineate extensions of the known resources. Falconbridge's total mineral rights here cover an area in excess of 6,500 square kilometres. The two new deposits are only 15 kilometres apart.

[Slide 32 — Nickel Growth Potential]

On the nickel side, you can see that Falconbridge has the potential to expand production by 40%.

[Slide 33 — Zinc Map]

Moving on to zinc, again you can see Falconbridge has operations and growth opportunities worldwide.

[Slide 34 — Zinc Integrated Operations]

Falconbridge is the world's fifth-largest producer of refined zinc. Our zinc operations are integrated and have benefited from the higher zinc prices and premiums.

[Slide 35 — Lennard Shelf]

We have been prudent in announcing new zinc start-ups. However, after reassessing zinc market fundamentals, we, and our partner Teck Cominco, announced two weeks ago the restart of Lennard Shelf in Western Australia. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for three to four years. The estimated capital cost of the restart is A$23 million, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

[Slide 36 — Zinc Projects]

In addition to Lennard Shelf, we have Perseverance, a 125,000 tonne-per-year zinc brownfield project in Quebec and Lady Loretta, a 120,000 tonne-per-year greenfield project in Australia. Both of these projects are currently on hold, however, Perseverance could have a relatively short start-up time as it benefits from existing infrastructure at our former Matagami mining camp. Lady Loretta could provide zinc production after closure of Falconbridge's Brunswick mine.

[Slide 37 — Aluminum Map]

Moving on to the aluminum business, Falconbridge mines bauxite at the St. Ann bauxite mine in Jamaica and produces alumina, primary aluminum products and rolled aluminum products at operations located in the United States. In 2005, Falconbridge supplied 10% of U.S. primary aluminum production and was the third-largest rolled products producer in the U.S.

[Slide 38 — Primary Aluminum]

With its long-term alumina supply and a 15-year power supply contract, Falconbridge's primary aluminum smelting operations are well-positioned to take advantage of rising aluminum prices and mid-west premiums. A further 5% increase in production is expected through various efficiency projects.

[Slide 39 — Aluminum Fabrication]

We have an aluminum fabrication business comprised of three rolling mills in the U.S., capable of producing value-added products and higher margins. At our largest mill in Tennessee a new caster will increase capacity by about 8.5%

[Slide 40 — Financial Results]

That summarizes Falconbridge's assets and growth potential. I'd now like to discuss our financial results.

[Slide 41 — Q1 and April 2006 Results]

We have had an excellent start to 2006. Our operations have continued to deliver and combined with the current price environment, have resulted in a significant increase in our earnings and cash flow.

For the three months ended March 31, 2006, Falconbridge reported net income of $462 million — that's $1.23 per basic common share — an increase of 163% over the first quarter of 2005. And for April 2006, net income was $238 million, an increase of 194% over April of last year.

Higher metal prices for the majority of our products contributed the most to this increase, partially offset by energy cost pressures and exchange rates.

Income generated by operating assets increased to $739 million in Q1 2006, up 61% from a year ago and reached $422 million in April 2006, up 156% from a year ago. Higher realized prices, for copper, zinc and aluminum, combined with the positive impact of production expansions and stability in most operations accounted for this increase.

These improved earnings and cash flow trends have allowed us to reduce our net-debt-to-capitalization ratio from the 37% at December 31, 2005 to the current 33% level, a decrease of 400 basis points in only a four-month period.

[Slide 42 — Consolidated Results]

Earnings per share in April 2006 were $0.63 per share compared to $0.27 per share in April 2005 and in the first quarter of 2006, earnings per share were $1.23 compared to $0.57 in the first quarter of 2005.

[Slide 43 — Falconbridge Earnings Sensitivity]

The realized prices for Q1 and April 2006 demonstrate how each metal has contributed to the rise in earnings.

This slides highlights our earnings sensitivity to changes in metals prices and what is of note is that prices today are higher than those realized in April, which should bode well for our earnings going forward.

[Slide 44 — Consolidated Balance Sheet]

Turning to the balance sheet, our total assets increased to $13.1 billion at the end of April from the $12.4 billion reported at December 31, 2005 due to continued investment in our project pipeline, both brownfields and greenfields, and due to the higher metals prices incorporated within our working capital.

The continuing high-price environment is enabling us to further reduce our leverage ratio and generate liquidity that will provide for increased flexibility in the development of our project pipeline.

[Slide 45 — Capital Investments]

Slide 45 breaks down our expected capital expenditures for 2006 versus 2005. The expenditures are consistent with our focus on expanding our copper and nickel businesses. The largest change is at Koniambo where an up-tick in spending reflects the next stage of pursuing that development.

[Slide 46 — Inco-Falconbridge Transaction]

That concludes the financial review. I will now describe what the combined Inco and Falconbridge would look like.

[Slide 47 — Inco's Offer to Acquire Falconbridge]

Inco's offer presents the opportunity to create the world's premier nickel producer and one of the world's largest copper producers. The combined company would have outstanding growth opportunities in both metals as well as the financial strength necessary to pursue this growth. Together, the companies would be able to achieve a projected annual synergy rate of $390 million by mid-2008. As a more geographically diversified company, with significant positions in a wide spectrum of metals, it would have a reduced risk profile and would have the potential for re-rating in the capital markets.

[Slide 48 — World Leader in Nickel, Strong Position in Copper]

You can see that the combined Inco and Falconbridge would be well diversified with operations spread across the map.

[Slide 49 — Impressive Nickel and Copper Growth Pipeline]

The new company would have a world-class portfolio of nickel and copper projects that would offer future nickel and copper development opportunities for years to come.

[Slide 50 — US$390 million of Annual Synergies Identified]

What is unique to a combination of Inco and Falconbridge is the approximately $390 million of synergies that have been identified. These synergies are largely driven from the combination of our nickel businesses and the rationalization of our Sudbury operations. We have the opportunity to increase our production rates by more efficiently utilizing our milling, smelting and refining assets, by unitizing our mining operations, by accelerating mine development and through the reduction in our overall administration expenses. Through a more efficient operating base our costs structure would also decline, which creates an added benefit of increasing our overall resource base.

There are other synergy opportunities that would also exist between Falconbridge and Inco outside of the Sudbury basin. For example, between Raglan in Northern Quebec and Voisey's Bay in Labrador and then between the Goro and Koniambo projects located in New Caledonia.

These synergies have been analysed in detail and are achievable.

[Slide 51 — World-class Metals and Mining Company]

The Inco-Falconbridge combination would be a formidable base metals company. In financial terms the combined company would have a pro forma enterprise value of approximately $38 billion, which is similar to that of Alcoa.

[Slide 52 — Update on Regulatory Process]

We have received Canadian regulatory approvals for this transaction and our companies are working with the U.S. Department of Justice and the European Commission on a remedy to address potential competition issues related to the combination of Inco and Falconbridge. This remedy should enable the DOJ and the EU to provide their clearances for the proposed transaction.

[Slide 53 — The Process]

So what are the next steps for Falconbridge? Under the terms of the Inco-Falconbridge support agreement, Falconbridge is not permitted to solicit other offers, however we maintain a fiduciary out in the event we receive a superior proposal, which, as defined in the support agreement, is financially superior and takes into account the conditions to the offer.

The Falconbridge Board is currently reviewing the Xstrata proposal and is required to provide a response to our shareholders in early June. Should it deem that the Xstrata offer is a superior proposal, Inco has a right to match this offer within 10 days of being notified, however in the event that Inco does not match, Falconbridge would pay Inco a $450 million break fee. The Falconbridge Board has retained both financial and legal advisors to assist it in its deliberations.

That is the essence of the process but it is important to note that at every step the Falconbridge management and Board of Directors are fully committed to maximizing value for shareholders.

[Slide 54 — Summary]

These are very interesting times for both Falconbridge and the metals and mining industry. Overall, we feel that Falconbridge is in an excellent position.

[Slide 55 — Falconbridge in Excellent Position]

Our financial results and operational performance have established a strong foundation and our outstanding growth profile and positive metals exposure further enhance our prospects for the future.

[Slide 56 — Closing Slide]

That concludes my presentation. Thank you very much.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.